UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In November 2014 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,532,279,718	72.8395	36.4197
Non-Voting Shares	46,367,237	2.2041	1.1020
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,532,279,718	72.8395	36.4197
Non-Voting Shares	46,367,237	2.2041	1.1020

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In November 2014 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				14,818,906		0.7044	0.3522
Non-Voting Shares				20,004,654		0.9509	0.4754
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	3-Nov	4,000	36.72	R$ 146,880.00
Non-Voting Shares		Sell	3-Nov	3,000	36.80	R$ 110,400.00
Non-Voting Shares		Sell	24-Nov	1,800	40.25	R$ 72,450.00
Non-Voting Shares		Sell	24-Nov	3,500	40.30	R$ 141,050.00
Non-Voting Shares		Sell	24-Nov	2,800	40.33	R$ 112,924.00
Non-Voting Shares		Sell	24-Nov	200	40.34	R$ 8,068.00
Non-Voting Shares		Sell	24-Nov	700	40.35	R$ 28,245.00
Non-Voting Shares		Total		16,000		R$ 620,017.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				14,818,906		0.7044	0.3522
Non-Voting Shares				19,988,654		0.9501	0.4750

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			0	0.0000	0.0000
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			0	0.0000	0.0000
Non-Voting Shares			0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In November 2014 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				274,252		0.0130	0.0065
Non-Voting Shares				1,897,228		0.0901	0.0450
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Buy	12-Nov	32	36.33	R$ 1,162.56
Non-Voting Shares		Buy	12-Nov	8	36.35	R$ 290.80
Non-Voting Shares		Buy	12-Nov	1,000	36.40	R$ 36,400.00
Non-Voting Shares		Buy	12-Nov	1,700	36.43	R$ 61,931.00
Non-Voting Shares		Total		2,740		R$ 99,784.36
Non-Voting Shares		Sell	3-Nov	2,996	36.20	R$ 108,455.20
Non-Voting Shares		Sell	3-Nov	600	36.21	R$ 21,726.00
Non-Voting Shares		Sell	21-Nov	3,207	39.00	R$ 125,073.00
Non-Voting Shares		Sell	24-Nov	1,306	40.45	R$ 52,827.70
Non-Voting Shares		Sell	24-Nov	1,200	40.46	R$ 48,552.00
Non-Voting Shares		Sell	5-Nov	65	37.29	R$ 2,423.85
Non-Voting Shares		Sell	5-Nov	1,100	37.33	R$ 41,063.00
Non-Voting Shares		Sell	21-Nov	500	39.13	R$ 19,565.00
Non-Voting Shares		Sell	4-Nov	20	37.50	R$ 750.00
Non-Voting Shares		Sell	5-Nov	500	37.50	R$ 18,750.00
Non-Voting Shares		Sell	21-Nov	84	40.19	R$ 3,375.96
Non-Voting Shares		Sell	21-Nov	300	41.05	R$ 12,315.00
Non-Voting Shares		Sell	11-Nov	1,164	36.40	R$ 42,369.60
Non-Voting Shares		Sell	21-Nov	5	39.16	R$ 195.80
Non-Voting Shares		Sell	21-Nov	2,400	39.19	R$ 94,056.00
Non-Voting Shares		Sell	21-Nov	1,200	39.20	R$ 47,040.00
Non-Voting Shares		Sell	24-Nov	4	41.18	R$ 164.72
Non-Voting Shares		Sell	24-Nov	900	41.20	R$ 37,080.00
Non-Voting Shares		Sell	21-Nov	189	39.00	R$ 7,371.00
Non-Voting Shares		Sell	21-Nov	3,000	39.01	R$ 117,030.00
Non-Voting Shares		Sell	21-Nov	1,600	39.02	R$ 62,432.00
Non-Voting Shares		Sell	21-Nov	900	39.03	R$ 35,127.00
Non-Voting Shares		Sell	21-Nov	2,200	39.04	R$ 85,888.00
Non-Voting Shares		Sell	4-Nov	10	36.90	R$ 369.00
Non-Voting Shares		Sell	4-Nov	1,910	37.00	R$ 70,670.00
Non-Voting Shares		Sell	5-Nov	6	37.00	R$ 222.00
Non-Voting Shares		Sell	21-Nov	500	39.30	R$ 19,650.00
Non-Voting Shares		Sell	21-Nov	500	40.00	R$ 20,000.00
Non-Voting Shares		Sell	10-Nov	26	36.62	R$ 952.12
Non-Voting Shares		Sell	10-Nov	400	36.63	R$ 14,652.00
Non-Voting Shares		Sell	10-Nov	1,500	36.74	R$ 55,110.00
Non-Voting Shares		Sell	21-Nov	800	39.22	R$ 31,376.00
Non-Voting Shares		Sell	21-Nov	200	39.23	R$ 7,846.00
Non-Voting Shares		Sell	21-Nov	1,164	39.00	R$ 45,396.00
Non-Voting Shares		Sell	14-Nov	665	35.84	R$ 23,833.60
Non-Voting Shares		Sell	28-Nov	200	39.98	R$ 7,996.00
Non-Voting Shares		Sell	27-Nov	450	41.00	R$ 18,450.00
Non-Voting Shares		Sell	5-Nov	535	37.20	R$ 19,902.00
Non-Voting Shares		Sell	19-Nov	20	38.00	R$ 760.00
Non-Voting Shares		Sell	19-Nov	500	38.10	R$ 19,050.00
Non-Voting Shares		Sell	21-Nov	500	39.14	R$ 19,570.00
Non-Voting Shares		Sell	28-Nov	4	40.16	R$ 160.64
Non-Voting Shares		Sell	28-Nov	700	40.19	R$ 28,133.00
Non-Voting Shares		Sell	28-Nov	100	40.20	R$ 4,020.00
Non-Voting Shares		Sell	21-Nov	4	40.80	R$ 163.20
Non-Voting Shares		Sell	21-Nov	800	41.05	R$ 32,840.00
Non-Voting Shares		Total		36,934		R$ 1,424,752.39
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				274,258		0.0130	0.0065
Non-Voting Shares				1,863,046		0.0885	0.0442

Note:
New members who belong to the Board of Executive Officers
Vania Maria Batista Vermieiro - Wife of Mr. Luis Carlos Furquim Vermieiro
Thaila Batista Vermieiro - Daughter of Mr. Luis Carlos Furquim Vermieiro
Taynã Batista Vermieiro - Son of Mr. Luis Carlos Furquim Vermieiro
Hiroshi Obuchi
Rosineide Aparecida Ferreira Obuch - Wife of Mr. Hiroshi Obuchi
Cynthia Mayumi Obuchi - Daughter of Mr. Hiroshi Obuchi
Fabio Mikio Obuchi - Son of Mr. Hiroshi Obuchi

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In November 2014 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				25,394		0.0012	0.0006
Non-Voting Shares				372,117		0.0176	0.0088
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	19-Nov	400	37.24	R$ 14,896.00
Non-Voting Shares		Total		400		R$ 14,896.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				25,394		0.0012	0.0006
Non-Voting Shares				371,717		0.0176	0.0088

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In November 2014 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			12,378	0.0005	0.0002
Non-Voting Shares			18,332	0.0008	0.0004
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			1,284	0.0000	0.0000
Non-Voting Shares			3,314	0.0001	0.0000

Note:
New members who left the Technical and Advisory Agencies
Romulo Nagib Lasmar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 10, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.